Exhibit 99.210

TSX-V: MCLD OTCQB: MCLDF

MANAGEMENT'S DISCUSSION & ANALYSIS **Q1 2021**

mCloud

TSX-V: MCLD OTCQB: MCLDF

NOTICE

This Management's Discussion and Analysis ("MD&A") of the financial condition and results of mCloud Technologies Corp. (the "Company", "our", "we", or "mCloud") is provided to assist our readers to assess our financial condition and our financial performance, including our liquidity and capital resources, for the three months ended March 31, 2021 ("Q1 2021") compared with the three months ended March 31, 2020 ("Q1 2020"). The following MD&A should be read in conjunction with the condensed consolidated interim financial statements and related notes for the three months ended March 31, 2021 (the "Q1 2021 Financial Statements") which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Additional information about the Company and its subsidiaries, including its annual information form, is available under the Company's profile on SEDAR (https://www.sedar.com/) and our Company Web site at https://www.mcloudcorp.com/. This MD&A is presented as of May 25, 2021.

FORWARD LOOKING STATEMENTS

Certain statements included in this MD&A constitute forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "potential", "predict", "project", "seek", "should", "targeting", "will" and other similar expressions. All forward-looking statements are based on beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on expectations regarding future growth, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from those anticipated in such forward-looking statements. Although the forward-looking statements contained in the MD&A are based upon what the Company believes to be reasonable assumptions, no assurance can be given that these expectations will prove to be accurate and such forward-looking statements included in this MD&A should not be unduly relied upon by investors. These forward-looking statements are made as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: (i) the ability to obtain sufficient and suitable financing to support operations, development and commercialization of products, (ii) ability to successfully consolidate acquired businesses with the Company's existing operations (iii) the Company will be able to incorporate acquired technologies into its AssetCare™ platform (iv) the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition (v) development activities and wide-spread acceptance of the use of AI (vi) the ability to attract and retain key personnel and key collaborators, (vii) the ability to adequately protect proprietary information and technology from competitors, (viii) market and general economic conditions and (ix) the impact where a significant disruption to its information technology to occur. See also "Risks Factors and Uncertainties" below. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

TSX-V: MCLD OTCQB: MCLDF

All figures are in millions of Canadian dollars expect share and per share date unless otherwise noted.

"Annual Financial Statements" means the Company's consolidated financial statements for Fiscal 2020.
"Annual MD&A" means the Company's MD&A for the year ended December 31, 2020.

"Fiscal 2021" means the fiscal year ending December 31, 2021
"Fiscal 2020" means the fiscal year ended December 31, 2020

"Q1 2021" means the three months ended March 31, 2021
"Q2 2021" means the three months ending June 30, 2021
"Q3 2021" means the three months ending September 30, 2021
"Q4 2021" means the three months ending December 31, 2021

"Q1 2020" means the three months ended March 31, 2020
"Q2 2020" means the three months ended June 30, 2020
"Q3 2020" means the three months ended September 30, 2020
"Q4 2020" means the three months ended December 31, 2020

TSX-V: MCLD OTCQB: MCLDF

MANAGEMENT'S DISCUSSION AND ANALYSIS

The information contained in this report is for the period ending March 31, 2021

TABLE OF CONTENTS

Q1 2021 INFOGRAPHIC .... PAGE 1

COMPANY OVERVIEW .... PAGE 2

QUARTER IN REVIEW .... PAGE 19

COVID-19 UPDATE .... PAGE 21

FINANCIAL INFORMATION .... PAGE 22

OUTSTANDING SHARE DATA .... PAGE 33

RISK FACTORS, UNCERTAINTIES, AND FORWARD LOOKING INFORMATION .... PAGE 34

TSX-V: MCLD OTCQB: MCLDF

Q1 2021 - mCLOUD BY THE NUMBERS

AssetCare™ solution sales and recurring revenues drive company growth.

Total

Revenue
$8.4M
+ 28%

AssetCare Recurring

Revenue
$6.2M
+ 524%

Gross Margin

61%

Annual SaaS Performance For FY 2020

Net Dollar Retention
273%

Gross Dollar Retention
100%

Win/Loss Ratio
74%

LTV-to-CAC
3.2x

Capitalization

Shares Outstanding
40.1M

Connected Assets

61,489
+ 2,027 Assets

Customers

100+ Enterprise Customers Worldwide

Presence

14 Offices
7 Countries

Q1 2021 information presented above provides a period-over-period comparison of the Company's results for the three-month period ended March 31, 2021 to the Company's results for the three-month period ended March 31, 2020, unless otherwise stated. For further information, please see the applicable financial statements of the Company available for review on the Company's SEDAR profile at www.sedar.com.

1 | Management's Discussion and Analysis

COMPANY OVERVIEW

Using AI and analytics to optimize energy-intensive assets and deliver Results-as-a-Service.

Founded in 2017 and headquartered in Canada with key operation and technology centers in the United States, Australia, and throughout Europe, mCloud Technologies Corp. ("mCloud" or the "Company") is a provider of asset performance management solutions combining the industrial Internet of Things ("IoT"), artificial intelligence ("AI"), and the cloud. Through mCloud's proprietary AssetCare™ platform, mCloud unlocks the untapped potential of energy-intensive, and typically under-managed, assets such as rooftop HVAC units, wind turbines, and industrial heat exchangers.

IoT enables rapid, highly scalable connectivity to millions of assets. AI and the cloud enable the creation of digital twins for every connected asset and the continuous discovery of opportunities to optimizie asset efficiency and performance. A portfolio of cutting-edge mobile and advanced visualization apps guides and directs workers charged with the operation and maintenance of these assets to continually take actions that ensure assets are always running optimally.

mCloud primarily operates in three verticals: commercial buildings, energy utilities including wind and renewables, and process industries such as oil and gas. Through AssetCare, mCloud's technology enables businesses in these verticals to take the actions needed to drive bottom-line results, curbing energy consumption, minimalizing waste, optimizing production, and ensuring worker safety. mCloud's technology enables digitalization to decarbonize assets, reduce harmful emissions, and drive an Environmental, Social, and Governance ("ESG") agenda.

The Company delivers AssetCare to customers through multi-year recurring subscription contracts akin to commercial Software-as-a-Service ("SaaS"). Every AssetCare subscription includes asset connectivity, 24/7 asset monitoring through the Company's Live Operations ("LiveOps") team, and access to apps enabling AI-assisted operations and maintenance actions focused on delivering measurable, bottom-line results such as direct reductions in kWh consumption, improvements in annual energy production ("AEP"), and optimization of asset OPEX. mCloud calls this the delivery of "Results-as-a-Service."

14 GLOBAL OFFICES

7 COUNTRIES

+275 EMPLOYEES

+ Learn More

AssetCare Platform	ESG Initiatives	Investor Relations	Contact Us
https://www.mcloudcorp.com/	https://www.mcloudcorp.com/esg	https://investor.mcloudcorp.com/	https://www.mcloudcorp.com/contact-us

2 | Management's Discussion and Analysis

MANAGEMENT TEAM

mCloud's management team is comprised of recognized industry leaders from every corner of high-tech, finance, and enterprise asset management with decades of experience in the markets where mCloud operates. The team brings deep experience leading private and mature public companies from around the world.

Russ McMeekin

Co-Founder, President and Chief Executive Officer

Costantino Lanza

Co-Founder and Chief Growth and Revenue Officer

Chantal Schutz

Executive Vice President and Chief Financial Officer

Barry Po

Executive Vice President and Chief Marketing Officer

Jim Christian

Chief Product and Technology Officer

Kim Clauss

Executive Vice President, HR and Global Talent

+ Learn More

https://www.mcloudcorp.com/about-us/leadership

3 | Management's Discussion and Analysis

mCLOUD SOLUTIONS

Login lorem ID
10 St
6 St
3 St
4 St
9 St

AI WITH A PURPOSE

AssetCare unlocks the untapped potential of energy-intensive assets using AI, IoT and the cloud.

mCloud applies AI and analytics initially developed for aerospace, defense, and nuclear energy applications to optimize the performance and efficiency of energy-intensive assets around the world.

The Company deliberately applies AI to solve very specific optimization problems that are the root causes of unnecessary waste, production loss, or carbon footprint in assets that typically receive less attention than needed for these assets to operate optimally.

1

Connected Buildings

AssetCare solutions drive direct improvements in building energy efficiency and improve occupant health and safety through optimization of indoor air quality by optimizing building HVAC systems, improving HVAC energy efficiency by up to 25% and eliminating up to 95% of airborne particulates smaller than one micron in size.

2

Process Industries

AssetCare solutions optimize the performance of under-managed assets such as the well-heads at upstream sites and the numerous heat exchangers and gas compressors at every midstream facility, applying AI to improve responsiveness to unplanned downtime events that lead to flaring incidents by up to 300% and decreasing asset OPEX by up to 50%.

3

Wind and Renewables

AssetCare identifies opportunities to improve the AEP of wind turbines in mid-life by up to 2%, using AI to combine data about the performance of turbine blade condition with performance data from key components such as the gearbox to identify inefficiencies that prevent a wind turbine from optimally converting wind into energy.

The Company possesses a deep portfolio of intellectual property, including 15 patents and a global customer base of over 100 enterprise customers including notable brands such as Bank of America/JLL, Duke Energy, Husky, AltaGas, SoftBank, TELUS, General Dynamics, Idemitsu, and Lockheed Martin who benefit from mCloud solutions today.

5 | Management's Discussion and Analysis

ASSETCARE SOLUTIONS

All mCloud solutions are powered by technologies integrated into the Company's AssetCare technology platform in the cloud.

mCloud has employed a strategy of acquiring "best of breed" asset performance management technologies that serve the markets where mCloud operates, focusing internal research and development on the integration of these technologies into complete end-to-end service offerings for customers. This strategy has enabled the Company to rapidly commercialize these technologies and expedite the go-to-market of AssetCare solutions.

Acquired technologies integrated into one platform enabling "Results-as-a-Service"

AssetCare™
kanepi | Buildings / Wind / Oil & Gas
Enterprise Analytics and Mobile Workflow
Major energy providers in SE Asia
FDSI | Buildings
High Performance HVAC AI & Analytics
Bank of America, US DOE, Purdue
AirFusion | Wind
3D + Digital Blade Inspection
Major European wind operators
NGRAIN | Wind / Oil & Gas
Military-Grade AI and Visual Analytics
Lockheed Martin, US DoD
CSA | Oil & Gas / Nuclear
3D Digital Twin Foundation
~95% of all nuclear facilities in USA
Agnity | Buildings / Wind / Oil & Gas
Connected Worker Communication
AT&T, Softbank, TELUS, Rogers
Autopro | Oil & Gas
Process Automation in Alberta O&G
Every major O&G provider in Western Canada

+ *Learn More*
https://www.mcloudcorp.com

6 | Management's Discussion and Analysis

AssetCare connects and guides workers to drive actions ensuring optimal asset performance.

Commercial Buildings	Process Industries	Renewable Energy

• HVAC	• Control Systems	• Wind Turbines
• Refrigeration	• Heat Exchangers	
• Indoor Air Quality	• Compressors	
	• Artificial Lift	

CONNECT TO ASSETS 1
Devices, existing controls and new sensors collect data about performance and condition

2 PORTFOLIO PERFORMANCE
Digital twins and AI identify opportunities for improvement

AssetCare™

3 DATA DRIVEN MAINTENANCE
Predictive and condition-based operations and maintenance

4 24/7 LIVEOPS
AI & experts monitor continuously and respond to alerts

MOBILE REMOTE EXPERT 5
Front-line workers get help from SMEs anytime

FIELD DIGITAL ASSISTANCE 6
Mobile workflows and intelligence guide and drive action

7 | Management's Discussion and Analysis

CONNECTED BUILDINGS

Energy efficiency, indoor air quality optimization, and remote monitoring with AI.

In the buildings market, mCloud targets standalone commercial buildings with a high energy-use or high occupancy footprint, such as foodservice retail and manufacturing facilities, retail spaces, schools, and warehouses.

Most incumbent commercial smart building solutions are dependent on the presence of an expensive building management system usually only practical in very large commercial spaces. Using IoT and cloud-based connectivity, mCloud enables practical connectivity to spaces of any size at a small fraction of the cost of a traditional building automation solution.

AI Driven Insights

Facility management teams get access to AI-driven help that continuously watches for opportunities to be more energy efficient, automatically taking action to intelligently curb energy use through optimization of HVAC use during peak times of day when the cost of energy is highest, freeing these teams to work on activities requiring their personal attention. A Web dashboard and mobile app empower these teams to address routine issues anywhere, anytime.

24/7 LiveOps Team

mCloud's LiveOps team uses AI to watch connected buildings 24 hours a day, 7 days a week, offering on-call support and AI-driven alerts to help building operators take action before maintenance issues become costly or the safety of occupants is compromised.

+ *Learn More*
https://www.mcloudcorp.com/HVAC-and-indoor-air-quality

8 | Management's Discussion and Analysis

INDOOR AIR QUALITY SOLUTIONS

In the wake of COVID-19, mCloud expanded its AI capabilities to optimize indoor air quality ("IAQ") in addition to building energy efficiency in response to businesses seeking to assure their employees and customers of the safety of their buildings.

In tandem with partners offering cost-effective air purification technologies, mCloud has applied AI to continuously drive indoor air quality that exceeds the commercial building standards and guidance established by major building and health authorities including the CDC, LEED, and ASHRAE.

24/7
Live Operations team ensures your solution is constantly working and meeting local health & safety guidelines.
Hospital grade air purification with active ionization or ultra-violet options available.
CO/CO2
Humidity
CO & CO_2
VOCs
Particle Density
Measure and manage indoor air quality indicators to mitigate the spread of airborne pathogens including COVID-19
HVAC
Temperature
Maximum outdoor air is brought in, with temperature control for comfort.
24/7 Monitoring
Air Purification
Air Quality
Ventilation

AssetCare in action

Smart sensors measure indoor air quality to mitigate the spread of airborne pathogens including COVID-19 and ensures buildings are constantly working to meet local health and safety guidelines.

+ *Learn More*
https://www.mcloudcorp.com/HVAC-and-indoor-air-quality

PM2.5 (Particulate) Levels
Safe Levels
Before AssetCare IAQ
After AssetCare IAQ

Real-world results

An actual example of a live site, illustrating the "before" and "after" impact that AssetCare can have on a connected building. Through the use of intelligent IAQ sensors, around-the-clock monitoring, and connected air purification, even indoor environments with particulate levels well beyond safe limits can be made healthy.

9 | Management's Discussion and Analysis

CONNECTED INDUSTRY

AI-powered asset performance optimization solutions for process industries.

In process industries including oil and gas, mCloud offers a portfolio of solutions that target specific classes of energy-intensive assets that typically receive less attention than ideal to ensure these assets operate optimally.

AssetCare connects to energy-intensive assets optimizing their performance to help drive ESG initiatives.

Analogous to AssetCare for Connected Buildings, mCloud connects to these asset classes at scale, enabling customers to benefit from new efficiencies generated at the per-asset level.

AssetCare targets assets including process control systems, heat exchangers, compressors, and artificial lift systems. Analogous to AssetCare for Connected Buildings, mCloud connects to these asset classes at scale, enabling customers to benefit from new efficiencies generated at the per-asset level.

Industrial facilities get access to AI and a portfolio of asset-specific apps that advise operations and maintenance teams, continuously monitoring connected assets to minimize the risk of unplanned downtime events, optimize production, and expedite worker response to critical events. This is complemented through mCloud's LiveOps support, employing AI to add an additional level of oversight on these assets around-the-clock.

The technology that mCloud employs to connect these assets and make them more efficient also enables the Company to help industrial facilities drive ESG initiatives. Through AssetCare, mCloud uniquely drives action with AI, tracking and attributing actions taken to reduce greenhouse gas emissions and decarbonize businesses at the level of the individual asset. The ability to track and drill-down to precisely track sub-assets at this level is unique to mCloud and AssetCare. mCloud's approach scales enterprise-wide for customers, aggregating and optimizing all of the most important energy-intensive assets in an organization.

+ *Learn More*
https://www.mcloudcorp.com/connected-industry

10 | Management's Discussion and Analysis

CONNECTED WIND

Optimized annual energy production (AEP) with digital blade inspection and analytics.

mCloud also targets wind turbines in the middle of operational life, after these assets move off OEM warranties and become energy-intensive assets that often receive less attention that is required to ensure they operate optimally.

Many wind turbines operate inefficiently because of improper operation or maintenance. The Company offers an AssetCare solution for connected wind turbines, delivering AI to wind turbine owners and operators. AssetCare enables these teams to continuously keep track of key aspects of a wind turbine's performance and identify opportunities that will maximize wind turbine AEP.

AI Driven Insights

Drone lifted cameras provide insights into a wind turbine's performance.

Sensor Imagery

Sensor images are sent to the cloud for automated processing.

Unique to mCloud are certain AI-powered technologies that assist wind operators and maintainers to automatically characterize the condition of wind turbine blades, alleviating the need to do traditional "rope inspections" of turbine blades, a costly and labor-intensive process that generally limits the quality of these inspections. Through the use of ground-based or drone-lifted cameras, sensor imagery of turbine blades can be rapidly acquired and then sent to the cloud, leveraging mCloud's unique AI capabilities, for automated processing at a fraction of the cost and time of a conventional inspection. The Company has found that many customers already collect such imagery and directly benefit from the use of mCloud's AI to glean insight from the imagery they already have. This creates opportunities for mCloud to have a first engagement with customers leading to a multi-year AssetCare contracts with them.

+ *Learn More*
https://www.mcloudcorp.com/wind

11 | Management's Discussion and Analysis

ASSETCARE MOBILE

Mobile connected worker solutions to guide and direct asset actions.

mCloud offers a cross-industry mobile offering that enables operations and maintenance teams to access a portfolio of AI-powered mobile apps that assist asset work in the field.

Called AssetCare Mobile, mCloud offers three specific apps that are available for mobile phones, tablets, and wearable "smart glasses" or industrial, intrinsically safe hands-free headsets operated through voice command. The latter are especially crucial in high-performance work environments where assets may be deployed in highly inaccessible locations (e.g. high elevations, rooftops).

1 Digitize
New Round
Field Checklist
Remedials
Approval
DETAILS
LOCATION

An AssetCare "Digitize" app enables field teams to go fully paperless in the field, replacing traditional paper-based forms with digital checklists, workflows, and procedures. The Asset-Care vision is to be the digital successor to the traditional clip-board used by most field workers today.

2 Collaborate

An AssetCare "Collaborate" app enables field teams on the front line to contact their colleagues and get remote assistance from subject matter experts through a secure video conferencing link that allows these experts to mentor in real-time front-line workers on how to address challenging issues in the field. This app is compatible with widespread video conferencing capabilities such as Microsoft Teams and Zoom.

3 Visualize

An AssetCare "Visualize" app enables field teams to access a mobile dashboard to assets connected to AssetCare, giving them insight into the real-time performance and condition of these assets through the asset digital twin in the cloud. Through the use of advanced 3D and mixed reality capabilities, field teams can employ these mobile apps to access guidance and AI-assisted directions that allow these workers to complete these tasks more quickly and more proficiently. Asset-Care creates a digital record of all actions taken.

12 | Management's Discussion and Analysis

NATURAL LANGUAGE CAPABILITIES

Voice Activation

+ ***Learn More***
https://www.mcloudcorp.com/assetcare-mobile

HANDS-FREE SOLUTIONS

mCloud has invested in the development of AI-based natural language processing capabilities that allow field workers equipped with AssetCare Mobile to query and interface with AssetCare in a more conversational way, reducing the need to memorize specific commands or navigate through an app to find and access the information they may need on the front-line. This enables AssetCare Mobile to be rapidly put to use with minimal training required on the part of the customer.

ASSETCARE FOR 3D INTELLIGENCE

3D digital twin solutions enabling remote collaboration and virtual operations.

1:1 Replicas

DIGITAL TWINS

The company deploys technology that facilitates the rapid digitization of facilities using high-precision 3D laser scanners that create a very high-resolution "point cloud" that is a 1:1 replica of a facility with sub-millimeter accuracy.

+ ***Learn More***
https://www.mcloudcorp.com/3d-digital-twin

mCloud offers a collection of 3D capabilities that enable customers to create and access 3D digital replicas of assets within their facilities, enabling remote collaboration across multiple teams and locations without requiring teams to be onsite to manage common industrial operations such as Management of Change scenarios.

Through this 3D offering, AssetCare enables teams to do virtual walkthroughs of a digitized facility. Via embedded links in the 3D model to other sources of asset data, teams can quickly access information about specific assets or areas of a facility. Virtual measuring tools allow facility changes to be mapped and planned, for example allowing a team to determine if a very large piece of equipment is at risk of colliding with existing equipment or structures already onsite.

13 | Management's Discussion and Analysis

ASSETCARE ENTERPRISE

Enterprise-wide visual analytics and reporting solutions that enable a single source of truth.

For organizations needing an enterprise-level overlay that provides insight into assets at the portfolio level, the Company offers AssetCare Enterprise, an intelligent visual analytics and reporting platform capable of providing businesses with a "single enterprise view" of all assets.

The AssetCare Enterprise offering is available to customers as a standalone offering, or as a complementary layer to other AssetCare solutions. Through AssetCare Enterprise, front-office operations can be synced with back-office systems, ensuring that all parts of an organization have real-time access to the same data needed to make decisions.

ASSET 1
FORECAST VS ACTUAL PRODUCTION
PROD EFF
82%
OIL INVENTORY
YTD PROD
9,460
7.56
8,757
SYSTEM AVAILABILITY
TEMP WORK INSTRUCTIONS
5%
CASE TO OPERATE
ASSURANCE
PERMIT TO WORK
CRITICAL ACTIVITIES
MAIN EQUIPMENT STATUS
SUBSEA
PRODUCTION CHEMISTRY

In many organizations, there can be frequent delays of days, weeks, or months before data that is collected in the field is available to decision-makers elsewhere in an organization. Through AssetCare's connectivity and AssetCare Enterprise, data can be continuously collected and synced effectively eliminating potential delays in accessing information that may be needed to make operational decisions about assets in the field. AssetCare Enterprise is available worldwide in all of the markets where mCloud does business today. The Company expects business in this segment from large multi-site and multi-asset portfolio customers in 2021.

14 | Management's Discussion and Analysis

ASSETCARE FOR ESG SOLUTIONS

Decarbonize infrastructure, track emissions, and report on ESG matters across the enterprise.

ESG issues have become increasingly important to customers in the markets mCloud serves and the Company has responded by expanding its AssetCare portfolio to include solutions that directly address the need for businesses to track, audit, and verify the impact of actions taken to drive improvements in their ESG standing.

Using the technology underlying the Company's AssetCare Enterprise offering, mCloud offers ESG dashboards and reporting capabilities that enable customers to uniquely see the carbon impact of their operations at the level of the individual asset.

The Company has also introduced a new connected fugitive emissions and leak detection solution that takes advantage of the connected worker capabilities provided by AssetCare Mobile enabling workers at industrial facilities to continuously monitor and respond to gas leaks. In oil and gas, research provided by McKinsey and Company estimates fugitive gas emissions are responsible for approximately 47% of all emissions across the industry. This AssetCare connected solution to detect such leaks is expected to measurably reduce such emissions by enabling earlier detection and action to stop these leaks. Early adopters of the solution have been identified and are expected to onboard the offering in 2021 as access to customer sites resumes. The rollout for these early adopters is supported by industry experts, regulatory bodies, and government agencies.

+ *Learn More*

To download the 2020 ESG Report visit:
https://www.mcloudcorp.com/esg

15 | Management's Discussion and Analysis

GLOBAL SALES AND MARKETING

mCloud maintains a robust presence in seven countries: Canada, the United States, the United Kingdom, the Kingdom of Bahrain as the gateway to markets in the Middle East, China, Singapore and Australia, supplemented by a growing international network of channel and delivery partners around the world.

The Company employs sales team members in these countries charged with direct sales efforts of AssetCare solutions. Global marketing efforts to support these sales efforts include virtual campaigns and events to attract new customers, strengthen relationships with existing customers, and build brand presence and visibility. The Company also hosts an annual user conference called mCloud Connect, which includes headliners from well-known industry leaders, panels, and interactive sessions to gather "Voice of the Customer" feedback, which is used to improve the Company's portfolio of AssetCare offerings.

Serviceable Obtainable Market (SOM)

mCloud has conducted extensive research to size the markets and opportunities it can access through its AssetCare platform.

C$24 BILLION SOM

7.3M ***Serviceable Commercial Buildings***

3.1M restaurants
4.2 mid-size retain (inc. banks)
2.9k long-term care facilities

C$18.4B
SOM

34,780 ***Serviceable Industrial Sites***

1.1M oil & gas, LNG & FPSO sites
30.7k wind farms
12.2k mining processing facilities
1.6k pulp and paper facilities

C$5.6B
SOM

23,881,000 ***Connected Assets***
1,916,700 ***Connected Workers***
315,000 ***3D Digital Twins***

16 | Management's Discussion and Analysis

The Company estimates it has the capability of serving over 7.3 million commercial buildings and over 34,000 industrial sites in 20 different locales worldwide, with each building or site representing multiple potential connectable assets, workers, or 3D digital twins (see figure for an overview).

Serviceable commercial buildings include restaurants, mid-size retail (including retail finance sites such as bank branches), and long-term care facilities. In these buildings, mCloud connects to assets such as HVAC, lighting, and refrigeration units. Connectable workers include people involved in the day-to-day operation or maintenance of these commercial buildings, including mechanical service workers and facility managers.

Industrial sites include oil and gas ("O&G"), liquefied natural gas ("LNG"), and floating production storage and offloading ("FPSO") facilities, as well as wind farms, mining processing plants, and pulp and paper facilities. In these locations, connectable assets include process control systems, heat exchangers, pumps, and gas compressors. Connectable workers include field operators, maintainers, engineers, asset managers, and plant managers. The Company's experience in delivering digital 3D models from entire multi-billion-dollar assets the size of a FPSO vessel down to asset subcomponents such as wind turbine blades creates large obtainable market opportunities.

Based on the average monthly fee currently generated per connection or 3D digital twin, the Company estimates the current obtainable market opportunity to be approximately $24 billion in recurring revenue per annum including all potential targeted assets, workers, and 3D digital twins that mCloud can currently address.

Primary References

Source (US): https://www.statista.com/statistics/244616/number-of-qsr-fsr-chain-independent-restaurants-in-the-us/
Source (CA): ttps://www.statista.com/statistics/572702/number-of-fast-food-restaurants-in-canada/
Source(UK):https://www.statista.com/statistics/712002/fast-food-outlets-united-kingdom-uk-by-type/
Source(CN):https://www.ibisworld.com/china/market-research-reports/fast-food-restaurants-industry/
Source(US):https://www.statista.com/statistics/208059/total-shopping-centers-in-the-us/
Source(CA):https://www.thestar.com/business/2017/05/06/how-neighbourhood-malls-are-struggling-to-survive.html
Source(UK):https://www.statista.com/statistics/912126/shopping-center-numbers-by-country-europe/
Source(DE):https://www.statista.com/statistics/523100/number-of-shopping-centers-in-germany/
Source(IT):https://www.duffandphelps.com/-/media/assets/pdfs/publications/real-estate-advisory-group/real-estate-market-study-on-retail-sector-may-2019.ashx
Source(CN):https://www.chinadaily.com.cn/a/201901/11/WS5c380388a3106c65c34e3e65.html
Source (SG): https://sbr.com.sg/commercial-property/commentary/are-there-too-many-malls-in-singapore
Source (AUS): https://www.scca.org.au/industry-information/key-facts/
Source (US): https://www.cdc.gov/nchs/fastats/residential-care-communities.htm
Source(SG):https://www.moh.gov.sg/resources-statistics/singapore-health-facts/health-facilities
SourceAUS):https://www.gen-agedcaredata.gov.au/Topics/Services-and-places-in-aged-care
Source(SA):https://www.sidf.gov.sa/en/IndustryinSaudiArabia/Pages/IndustrialDevelopmentinSaudiArabia.aspx
Source(SA):https://www.saudiaramco.com/-/media/publications/corporate-reports/2015-ff-saudiaramco-english.pdf
Source (SG): Petronas Annual Report 2018: https://www.petronas.com/
Source (Global): Irena and the American Wind Association (AWEA)
Source (Global): World Economic Forum and Parker Bay
Source (Canada and EU): Confederation of EU Paper Industry; Natural Resource Canada; Bureau of Labor Statistics

QUARTER IN REVIEW AND FINANCIAL INFORMATION

1200.65
100.05
25601.01

The significant events occurring during Q1 2021 and to the date of this report are described below.

As of March 31, 2021, the Company had 61,489 connected assets (December 31, 2020 -59,462). This represents a 3% sequential increase in total connected assets quarter-over-quarter.

Significant Business Contracts and Partnerships

Memorandum of Understanding with Invest Alberta Corporation

In February 2021, mCloud announced it had signed a Memorandum of Understanding (“MOU”) with Invest Alberta Corporation, enabling further adoption of mCloud’s AssetCare solutions for ESG with customers within the province.

Memorandum of Understanding with Fidus Global

In February 2021, mCloud announced it had signed a MOU with Fidus Global, LLC (“Fidus Global”) to commence sales, implementation, and ongoing field services for AssetCare in mCloud’s business for Connected Buildings. Fidus Global planned to target over 5,000 commercial buildings from multi-site national retail brands including outlets, warehouses, distribution centers, and light industry plants, with the partnership expected to scale to tens of thousands of commercial buildings nationwide in the months ahead.

Accelerated Activity in Alberta

In March 2021, mCloud announced it had signed six new contracts at oil and gas facilities in Alberta following shortly after the MOU announcement with Invest Alberta Corporation. The Company also announced plans for its first major ESG rollout of its AssetCare fugitive gas emission detection solution in Alberta in mid-Q2 2020.

Partnership with Three Major North American Utilities

On April 21, 2021, mCloud announced it had partnered with three utilities in the United States and Canada enabling businesses to optimize building air quality and energy efficiency with support from their energy utility. Based on information provided by the utilities, mCloud estimated these partnerships would make AssetCare solutions available to approximately one million commercial buildings in the US and Canada.

First Annual ESG Report Published

On May 11, 2021, mCloud announced it had published its first annual ESG report, covering the Company's efforts in 2020, noting the Company had helped its customers shrink energy waste and reduce emissions at thousands of commercial and industrial facilities. mCloud affirmed its own commitment to ESG by reducing environmental impact through the use of its own technology, ensuring the safety of its employees, and giving back to local communities.

AssetCare Indoor Air Quality Solution with Cadence Financial Group

On May 3, 2021, mCloud announced it was supplying Cadence Financial Group, a wealth management group affiliated with Raymond James Ltd., with an AssetCare HVAC and indoor air quality solution optimizing indoor air quality for their employees and clients.

19 | Management's Discussion and Analysis

Executive Team Additions

Kim Clauss Joins mCloud as Executive Vice President, HR and Global Talent

On March 8, 2021, mCloud announced Human Resources (“HR”) veteran Kim Clauss had joined the Company’s senior executive team, bringing over 15 years of experience leading the HR function at notable oil and gas companies including North American Oil Sands Corporation prior to their acquisition by Statoil (now known as Equinor ASA). Clauss was also employee number four at Seven Generations Energy Ltd.

Arnel Santos Joins mCloud as Executive Vice President and President, Americas

On May 5, 2021, mCloud announced former NOVA Chemicals and Royal Dutch Shell PLC senior executive Arnel Santos will join the Company effective June 1, 2021, as the Company's new senior executive for its regional business in North America. Santos brings to mCloud decades of process industry experience as one of Alberta's top executives leading tech innovation, digital strategy, and ESG affairs provincially and globally.

Financing

Convertible Debenture Financing

In December 2020, the Company commenced efforts to raise an aggregate of US$10 million through a private placement offering of convertible unsecured subordinated debentures (the “2021 Debentures”) at a price of US$100 debenture. The 2021 Debentures bear interest at 8% per annum, payable, at the option of the Company, in cash or common shares of the Company calculated in accordance with the debenture agreement. The 2021 Debentures will mature on a date that is 36 months following the closing date of the applicable tranche. The principal amount of the convertible debentures is convertible into common shares at the option of the holder prior to maturity at a calculated conversion price stated in the debenture. The principal amount of the 2021 Debentures outstanding will be repayable in common shares or cash at the election of the company on the maturity date.

The offering was closed in multiple tranches. See our press releases starting December 7, 2020 for details of the tranche closings. During Q1 2021, the first five tranches of the Offering closed with total proceeds of $9.020 million (US$7.043 million) at conversion prices set at date of close in USD that range between US$1.48 and US$2.20.

On March 24, 2021, mCloud announced it had elected to issue common shares of the Company to satisfy the aggregate accrued interest on the five tranches of the convertible debentures to-date at that point in time.

C$14.490 Million Public Offering

On April 15, 2021, the Company closed a public offering of 6,900,000 units of the Company at a price of $2.10 per unit for aggregate gross proceeds of $14.49 million before transaction costs. Each unit issued consists of one common share and one share purchase warrant which entitles the holder to purchase one common share at an exercise price of $2.85 per share for 36 months following closing subject to adjustment in certain events. mCloud intends to use the funds to advance the Company's Alberta-led ESG and oil and gas decarbonization agenda, including the commercialization of its new AssetCare fugitive gas and leak detection solution, as well as to grow its business in the Middle East and Southeast Asia, and for working capital and general corporate purposes.

20 | Management's Discussion and Analysis

On March 11, 2020, the World Health Organization declared the spread of COVID-19 a global pandemic. Actions have taken globally to contain COVID-19 as it began and continued to impact businesses throughout the year. These impacts included business interruption as well as the triggering of a significant volatility in the financial markets. Despite the far-reaching implications of this pandemic, our business continues to operate as usual. Being a highly global organization, our work-force is accustomed to working remotely and using technology to connect, collaborate and create outcomes. For those staff who were not already accustomed to working remotely, the organization was capable of quickly pivoting and ensuring that each individual was able to continue their regular working patterns and outcomes from the safety of their home offices. Most importantly, COVID-19 has increased demand for the kind of remote connectivity AssetCare delivers.

With the introduction of next-generation AssetCare capabilities, including new connected worker solutions and “Back to Work” technology offerings, mCloud is well poised to be a key player in helping companies around the globe resume regular operations, with employee and stakeholder health and safety at the forefront.

COVID Government Support

In April 2020, the Government of Canada enacted the Canada Emergency Wage Subsidy (“CEWS”). The CEWS provides Canadian employers, subject to eligibility which includes a decrease in revenues, with a subsidy to cover a portion of employee wages. The intent of this subsidy is to assist in re-hiring employees, preventing further job losses and easing business back to normal operations. The program has recently been extended until September 2021. Included in other income for the three months ended March 31, 2021, are $1.064 million of subsidies applied for and received.

In the United States, the Federal Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act in March 2020, which included $349 billion earmarked for the Paycheck Protection Program. To date the Company has received low interest loans totaling $1.755 million from the US government. The Company is eligible to apply for forgiveness on these loans and anticipates that the majority of this amount will not need to be repaid. The Company has also received amounts from the Australian government in the amount of $0.112 million in the three months ended March 31, 2021.

Impact on Strategic Plan and Growth

In response to COVID-19, the Company continues to cultivate opportunities to engage with new and existing customers adjusting to the business climate and operating restrictions created by COVID-19.

The Company continues to assess the economic impacts of the novel coronavirus (“COVID-19”) pandemic on its future operations, including the liquidity forecast and valuation of the Company’s intangible and goodwill assets related to recent acquisitions. As at March 31, 2021, management has determined that the value of the Company’s assets are not materially impacted. In making this judgment, management has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions, and potential disruptions in commodity prices and capital markets.

21 | Management's Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

The Company's selected financial information for the last eight completed fiscal quarters is shown in the table below. Accounting policies under IFRS were consistently applied across all periods.

For the quarter ended:	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020 (1)	Q4 2019	Q3 2019	Q2 2019
Total Revenue	$8.381	$9.223	$6.137	$5.010	$6.558	$10.009	$5.955	$2.048
Net loss	8.806	8.918	8.713	9.353	7.878	5.028	18.493	2.817
Net Loss - mCloud shareholders	9.325	9.725	9.417	9.707	8.021	7.390	18.115	2.817
Basic and
diluted loss per	$0.34	$0.36	$0.38	$0.51	$0.42	$0.44	$1.25	$0.31
share (in dollars)
Total assets	$75.996	$77.319	$68.113	$64.349	$67.869	$59.895	$62.528	$23.545
Total non- current financial liabilities	$43.440	$33.443	$33.319	$37.223	$32.795	$32.146	$32.084	$19.691

1)       The results for the period ended March 31, 2020 have been updated from what was previously reported for adjustments to the CSA purchase price allocation as a result of measurement period differences, as well as certain immaterial other adjustments, as required by IFRS. There was no change in revenue as previously reported, however, total loss from continuing operations and loss attributable to parent Company has been adjusted from $9.497 million.

Revenues in Q1 2021 were consistent with Q4 2020 and in-line with Managements expectations. COVID restrictions in Alberta continue to contribute to the Company's ability to fully execute on its revenue targets in this region, as demonstrated by continued depression in Engineering Services revenue. AssetCare overtime revenues showed continued growth.

The increase in revenue in the fourth quarter of fiscal 2020 compared to the third quarter of fiscal 2020 relates predominately to connected assets and mobile enterprise workers. Overall Revenues from Q1 to Q2 dropped as a result of the impact of COVID-19 and then slowly began in rebound in Q3 as some restrictions began to ease world-wide and specifically, Q1 and Q2 of 2020 saw downward trends in Engineering services revenue as a result of Oil & Gas market fluctuations and the impact of COVID-19. This was off-set, however, as the Company was successful in growing its SaaS based AssetCare revenues and Q3 2020 began to show an upward trend in revenue as the impacts of COVID-19 were beginning to ease, and previous sales and marketing efforts are beginning to take shape.

22 | Management's Discussion and Analysis

Review of Quarterly Financial Results

The table below provides key financial performance metrics of the Company for Q1 2021, compared with Q1 2020. This information should be read in conjunction with the Q1 2021 Financial Statements.

	Q1 2021	Q1 2020 (Recast (1))	Change $	Change %

Revenue	$8,381,036	$6,558,204	$1,822,832	28%
Cost of Sales	(3,258,730)	(2,496,392)	762,338	31%
Gross Profit	$5,122,306	$4,061,812	$1,060,494	26%
Expenses
Salaries, wages and benefits	$4,870,395	$5,784,067	$(913,672)	(16)%
Sales and marketing	184,699	545,804	(361,105)	(66)%
Research and development	749,164	–	749,164	100%
General and administrative	1,337,361	1,147,188	190,173	17%
Professional and consulting fees	1,739,421	2,076,863	(337,442)	(16)%
Share based compensation	375,274	400,862	(25,588)	(6)%
Depreciation and amortization	1,970,950	1,633,847	337,103	21%
Total expenses	11,227,264	11,588,631	(361,367)	(3)%
Operating loss	$6,104,958	$7,526,819	$(1,421,861)	(19)%
Other Expenses (income)
Finance costs	$2,235,927	$1,465,221	$770,706	53%
Finance income	(7,639)	(12,103)	4,464	(37)%
Foreign exchange loss (gain)	367,428	(877,746)	1,245,176	(142)%
Business acquisition costs and other expenses	324,410	73,105	251,305	344%
Fair value loss on derivatives	1,564,149	–	1,564,149	100%
Other Income	(1,902,667)	–	(1,902,667)	(100)%
Loss before tax for the period	$8,686,566	$8,175,296	$511,270	6%
Current tax expense (recovery)	$238,797	$(150,215)	$389,012	259%
Deferred tax recovery	(119,224)	(147,479)	28,255	(19)%
Net loss for the period	$8,806,139	$7,877,602	$928,537	12%

(1) Refer to Note 21 to the Q1 2021 Financial Statements

23 | Management's Discussion and Analysis

Revenue

The increase in revenue of $1.823 million in Q1 2021 compared with Q1 2020, is due to an increase in the recurring connected asset segment of the revenues, AssetCare™ overtime offset by a decrease in revenues for Engineering Services and AssetCare™ initialization which require travel to site and in-person activities were impeded by COVID-19 pandemic restrictions which commenced in Q2 2020.

In the following table, revenue is disaggregated by nature and timing of revenue recognition.

Major Service Line	Q1 2021	Q1 2020	Change $	Change %
AssetCare initialization	$1.149	$2.073	$(0.924)	(45)%
AssetCare over time	6.191	0.992	5.199	524%
Engineering services	1.041	3.493	(2.452)	(70)%
Total	$8.381	$6.558	$1.823	28%

Timing of revenue recognition	Q1 2021	Q1 2020	Change $	Change %
Revenue recognized over time	$6.715	$4.485	$2.230	50%
Revenue recognized at point in time upon completion	1.666	2.073	(0.407)	(20)%
Total	$8.381	$6.558	$1.823	28%

Our AssetCare over time service line has increased by 524% in Q1 2021 compared with Q1 2020, as we have continued to onboard clients to the AssetCare SaaS model throughout Fiscal 2020 and also Q1 2021.

Engineering services, which is highly dependent on performing in-person services, were impeded by COVID-19 restrictions which commenced in Q2 2020. As a result we, saw a $2.452 million decrease in revenues in Q1 2021 compared with Q1 2020. This was a direct impact of COVID-19 and our inability to perform in-person engineering services. As restrictions ease, we expect to begin seeing a steady improvement in this revenue source in the future quarters, back to levels previously recognized.

The Company operates in one operating segment. For the purpose of segment reporting, the Company’s Chief Executive Officer (CEO) is the Chief Operating Decision Maker. The determination of the Company’s operating segment is based on its organizational structure and how the information is reported to the CEO on a regular basis. The Company’s revenue is generated from its customers in Canada, the United States of America, Asia-Pacific ("APAC"), Europe, the Middle East and Africa (“EMEA”), Australia and China. The Company’s assets primarily reside in North America and Australia.

24 | Management's Discussion and Analysis

Cost of Sales, Gross Profit, Gross Margin %

	Q1 2021	Q1 2020	Change $	Change %
Cost of Sales	$3.259	$2.496	$0.763	31%
Gross Profit	$5.122	4.062	1.060	26%
Gross margin %	61%	62%		(2)%

Cost of sales for Q1 2021 of $3.259 million increased 31% from Q1 2020 of $ 2.496 million. Gross profit for Q1 2021 increased 26% to $5.122 million from $4.062 million for Q1 2020 in line with revenue growth and consistent margins.

Operating Expenses

Overall operating expenses for Q1 2021, decreased by a modest 3% or $0.361 million compared with Q1 2020. The most significant changes between Q1 2021 compared to Q1 2020 are as follows:

•	Salaries, wages and benefits costs decreased by 16% as management continued to manage salary costs by reducing work force where necessary.

•	Sales and marketing costs decreased by 66% mainly as a result of decreased travel costs and efforts by management to manage these expenses during this period.

•	Research and development expenses were $0.749 million in Q1, related specifically to the ongoing development of AssetCare specific technologies.

•	General and administration expenses increased by 17% primarily as the result of additional costs associated with businesses acquired in the prior year that were not present in the comparative quarter.

•	Professional and consulting expenses decreased by 16% or $0.337 million. Costs for professional services are associated with the general efforts to raise capital, explore current and future acquisition opportunities, legal and accounting fees related to the quarterly reviews, technical accounting and advisory fees, valuation work associated with various acquisitions, controls and process documentation, Supplement filing, and up list applications for both the TSX and the NASDAQ. Q1 work was less significant than previous quarters that included acquisitions

•	Depreciation and amortization non-cash costs increased by 21% or $0.337 million for Q1 2021. These changes were largely driven by increased amortization of intangible assets where were acquired as part of business and assets acquisitions throughout Fiscal 2020 acquired from CSA, and kanepi for the three months of 2021 compared with the same period in 2020.

Other Expenses (Income)

Total other expenses (income) by category are described below where the change between Q1 2021 and Q1 2020 is material. Total other expenses increased by $1.933 million or 298% in Q1 2021 compared to Q1 2020.

•	Finance costs increased by $0.771 million due to increased interest and transaction costs from the issuance of convertible debentures.
25 | Management's Discussion and Analysis

•	Foreign exchange expense increased by $1.245 million as a result of was the result of the timing of cash receipts and payments made in a variety of foreign currencies during the period due to fluctuating foreign currencies.

•	Fair value changes in derivatives were $1.564 million representing a non-cash charge as the result of accounting for the 2021 convertible debentures issued by the Company in Q1 2021. Further details are disclosed in Note 10 to the Q1 2021 Financial Statements.

•	Other income increased by $1.903 million. Other income includes wage subsidies received from the Canadian and Australian government to help the Company alleviate the economic impact of COVID-19 on businesses. It also includes the benefit of below market interest rate loans received from the US Government. During Q1 2021, the Company determined that an amount previously identified as potentially due in conjunction with the January 2020 CSA acquisition would not be payable and $0.581 million was included in other income.
•
26 | Management's Discussion and Analysis

CAPITAL RESOURCES

Cash

On March 31, 2021, the Company had $0.309 million in cash compared with $3.398 million as at March 31, 2020. All cash was held in bank accounts, primarily with Canadian and US banks. The change in balance from March 31, 2021 to March 31, 2020 is primarily due to the timing of payments and receipts.

Credit Facility

The Company has one general operating credit facility with a Canadian bank. The facility provides for up to $1.750 million of revolving credit available for general corporate purposes including the financing of ongoing working capital needs and acquisitions, with amounts available subject to margin requirements as defined in the loan agreement. As at March 31, 2021, the Company has drawn $0.989 million, $0.013 million in excess of the limit (March 31, 2020 - $ 0.06 million) and nil remained undrawn. Subsequent to March 31, 2021, the operating facility was repaid.

On May 17, 2021, the Company announced a commitment for a $5 million secured operating line with ATB Financial, which is a financial institution wholly owned by the Province of Alberta. Funding is expected by the end of the second quarter and will be used for working capital purposes. The operating line is due on demand bearing interest at various rates depending on the nature of the draw. Monthly interest only payments will be required and the facility will be secured against certain assets of the Company and its principal subsidiaries.

Mastercard Facility

The MasterCard Facility with a total limit of $0.750 million provides security to MasterCard for expenses outstanding on the Company issued credit cards, with amounts available subject to margin requirements as defined in the loan agreement. As at March 31, 2021, the facility was drawn to $0.674 million

(March 31, 2020 - nil).

Short-Form Base Shelf Prospectus

On April 17, 2020, the Company filed a final short form base shelf prospectus which will allow the Company to offer, from time to time, over a 25-month period, common shares, preferred shares, debt securities, subscription receipts, warrants and units with an aggregate value of up to $200 million.

During the three months ended March 31, 2021, the first five tranches of the Convertible unsecured debenture Offering closed with total gross proceeds of $9,020,353 (US$7,043,000). These tranches closed between December 7, 2020 and March 2, 2021. Each tranche has a specific Maturity Date and conversion price which is set at the date of close in USD. The conversion prices range between $1.88 (US$1.48) and $2.76 (US$2.20) depending on the tranche.

During the three months ended March 31, 2021, the Company issued 12,835 common shares on exercise of Restricted Share Units. Subsequent to the quarter, on April 15, 2021 the Company issued 6,900,000 units for gross proceeds of $14.490 million in a public offering at a price of $2.10 per unit. Each unit consists of one common share of the company and one common share purchase warrant.

27 | Management's Discussion and Analysis

LIQUIDITY

The principal liquidity needs of the Company are for working capital requirements, debt servicing and repayment obligations, and costs associated with the growth of the business. The company is exposed to liquidity risk which is the risk that the company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. The Company generally relies on funds generated from operations, external financing or key management to provide sufficient liquidity to meet budgeted operating requirements.

As at March 31, 2021, the Company had cash of $0.309 million compared with $1.111 million as at December 31, 2020.

The Company’s ability to fund current and future operations is dependent on it being able to generate sources of cash through positive cash flows from operations, equity and/or debt financing. On May 17, 2021, the Company announced a commitment for a $5 million secured operating line with ATB Financial. The operating line is for general working capital purposes and is secured against certain assets of the Company and its principal subsidiaries.

Based on its current business plan and the impacts of COVID-19 the Company has identified near-term capital needs. The Company’s near-term cash requirements relate primarily to operations, working capital and general corporate purposes. The Company updates its forecast regularly and considers additional financial resources as appropriate.

The Company is actively working to become dually listed on the NASDAQ. Additionally, the Company has created aggressive marketing and sales plans and increased headcount related to sales and business development, which is expected to increase revenues and operating cash flows. To date, the Company received wage subsidies totaling $3.862 million and low-interest loans totaling $1.795 million from the US, Australian and Canadian government to help alleviate the negative impact of the COVID-19 outbreak to its business. The wage subsidies were recognized as other income in the consolidated statement of loss and comprehensive loss.

As at March 31, 2021, the Company has a $9.247 million working capital deficiency, as a result of significant cash outflows in operating and investing activities (December 31, 2020 - $13.053 million). The working capital deficiency has decreased in Q1 2021 mainly as the result of repayments of loans and borrowings as a function of time, a decrease in other liabilities which represent amounts received from investors for previous tranches of the convertible debenture which closed subsequent to December 31, 2020; as at March 31, 2021, the company had closed all but the sixth tranche of the Company's convertible Debenture. In addition, there is a decrease in business acquisition payable offset by an increase in trade payables and accrued liabilities.

Despite the working capital deficiency, the Company has continued to meet our obligations as they become due and we expect this will continue to be the case taking into consideration net proceeds received from the April 15, 2021 equity financing.

28 | Management's Discussion and Analysis

Analysis of Cash Flows

Cash provided by (used in):	Q1 2021	Q1 2020
Operating activities	$(4.864)	$(8.260)
Investing activities	(0.461)	(0.695)
Financing activities	4.542	11.964
Increase (decrease) in cash, before effect of exchange rate fluctuation	$(0.783)	$3.010

Operating Activities

Cash flows from operating activities can vary significantly from period to period as a result of the Company’s working capital requirements which are dependent on operations and increased spending to grow the Company and expand its presence in the market.

Investing Activities

Cash flows used in investing activities can vary depending on the nature of the transactions occurring during a period. During Q1 2021, most of the cash used was for the acquisition of intangible assets which declined from Q1 2020.

Financing Activities

Cash flows provided by financing activities for Q1 2021 mainly result from the issuance of convertible debentures offset by net repayment of loans. Cash flows provided by financing activities for Q1 2020 mainly result from the issuance of shares and exercise of options and warrants offset by net repayment of loans.

29 | Management's Discussion and Analysis

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

A description of the company's financial instruments and financial risks that the company exposed to and management of these risks can be found in Note 21 of the Annual Financial Statements. There were no significant changes to the company's exposures to those risks during Q1 2021 except for additional commitments as noted below which impacts liquidity risk and an increase in foreign currency risk resulting from the issuance of the 2021 Debentures in US$.

Commitments

Information regarding the Company’s undiscounted contractual cash flows payable and the Company’s commitments at December 31, 2020 are disclosed in Note 21 and Note 25, respectively, to the 2020 Annual Financial Statements. During Q1 2021, the most significant change in commitments was associated with the issuance of the 2021 Debentures which added total principal and interest payment commitments of C$ equivalent of approximately $10.9 million with approximately $720,000 due in interest in the next 12 months and the remainder in the next two years to maturity. As described in Note 11(b) to the Q1 2021 Financial Statements, the Company has the option to issue common shares in lieu of cash interest payments and principal repayment and therefore management does not believe these instruments increases the Company’s liquidity risk.

Foreign Currency Risk

At March 31, 2021, the C$ equivalent carrying amount of the Company’s USD denominated monetary assets and liabilities was $8.54 million (December 31, 2020 - $8.29 million) and $18.95 million (December 31, 2020 - $16.40 million), respectively. Assuming all other variables remain constant, a fluctuation of +/- 5.0% in the exchange rate between C$ and US$ would impact the net loss for the period by approximately

$0.52 million (December 31, 2020 - $0.41 million).

RELATED PARTY TRANSACTIONS

The related party transactions are in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key Management Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company defines key management personnel as being the directors and key officers.

For the three months ended March 31, 2021, and 2020, the compensation awarded to key management personnel is as follows:

	Q1 2021	Q1 2020	Change %
Salaries, fees and short-term benefits	$0.374	$0.425	(12)%
Share-based compensation	0.057	0.181	(69)%
	0.431	0.606	(29)%

30 | Management's Discussion and Analysis

Due to Related Party

At March 31, 2021, the Company had $0.544 million (December 31, 2020 - $0.813 million) due to an entity controlled by the principal owner of Agnity for purchase of assets. The amount is unsecured, non-interest bearing and due on demand. At March 31, 2021, the Company had $0.033 million (December 31, 2020 - had $0.033 million) due to an officer of the company for working capital purposes. The amount is unsecured, non-interest bearing and due on demand.

At March 31, 2021, the Company had $0.084 million (December 31, 2020 - $0.116 million) due to key management personnel for salaries, fees, and short-term benefits. This balance is included in trade payables and accrued liabilities.

Related Party Transactions

On May 15, 2019, the Company, through its wholly owned subsidiary, mCloud Technologies (Canada) Inc., executed a Master Services and Development Agreement (“MSDA”) with a related party entity sharing a common key management personnel. The related party entity was engaged to assist in developing temperature and occupancy sensors specific to the Company’s needs. During the three months ended March 31, 2021, the Company recognized nil (three months ended March 31, 2020 - $0.130 million) in capitalized research and development expenses relating to the MSDA. There were no outstanding payable balances in connection with the MSDA as at March 31, 2021.

The Company engaged an entity partially owned by the principal owner of Agnity to perform consulting services in the amount of $0.589 million during the three ended March 31, 2021 (three ended March 31, 2020 - $2.533 million). At March 31, 2021, the Company had $0.935 million (December 31, 2020 - $1.139 million) due to the entity included in trade payables and accrued liabilities.

ACCOUNTING MATTERS

Basis of Presentation and Accounting Policies

The condensed consolidated interim financial statements include the accounts of mCloud, the ultimate parent company of the consolidated group, and its subsidiaries and are prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in annual financial statements prepared under IFRS as issued by the IASB have been condensed or omitted. Accordingly, the condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020.

The accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied and disclosed in Note 2 of the Company’s Annual Financial Statements with the exception of the expansion of the accounting policy on convertible debentures which is disclosed in Note 19 of the Q1 2021 financial statements.

Critical Accounting Estimates and Judgements

Management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during each reporting period. The estimates and associated assumptions are limited by the relevance of historical data and uncertainty

31 | Management's Discussion and Analysis

of future events. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

The Company applied critical judgements and estimates, including significant areas of estimation uncertainty in applying policies, as described in Note 3 of the 2020 Annual Financial Statements. In addition, during the three months ended March 31, 2021, management made judgements related to the measurement of the fair value of the convertible debentures issued in the period, including the determination of the allocation of the proceeds between the host debt and conversion feature embedded derivative components (Note 11 and 14). At inception of an instrument, the Company determines the value of the components of convertible debt and judgement is required in determining the inputs used in the fair value calculations and in determining the probability of certain outcomes. Changes in those judgements may result in a change to the recognized value of the convertible debt. The Company determines the fair value of embedded derivatives within convertible debt at the end of each reporting period until maturity or conversion.

CONTROLS AND PROCEDURES

Disclosures Controls and Procedures

The company is required to comply with Multilateral Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings. The certificate requires that the company disclose in the interim MD&A any weaknesses or changes in internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect mCloud's internal controls over financial reporting. The company confirms that no such weaknesses or changes were identified in the Company's internal controls over financial reporting during the first quarter of 2021.

32 | Management's Discussion and Analysis

As at the date of this report, the following securities were outstanding:

Securities Outstanding
Shares issued and outstanding	34,418,135
Share purchase warrants (1)	12,561,401
Stock options	1,219,167
Restricted share units	638,826
2019 convertible debentures (2)	4,691,500
2021 convertible debentures (3)	4,308,160
Total	57,837,189

(1) Share purchase warrants offer the holder the right to purchase a common share of the company at a specified price by a specific date. Warrants have an exercise price range of $1.88 - $7.50 and a weighted average remaining contractual life of 2.2 years at March 31, 2021.

(2) Debentures are convertible at the option of the holder and have an exercise price of $5.00 and maturity date of May 31, 2022.

(3) Debentures are convertible at the option of the holder and have an exercise price range between $1.79 and $2.65 and have an average remaining life to maturity of 2.6 years at March 31, 2021.

33 | Management's Discussion and Analysis

This MD&A contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein and therein may include, but is not limited to, information relating to:

•	the expansion of the Company's business to new geographic areas, including Australia, China, Southeast Asia, Continental Europe and the Middle East;
•	the performance of the Company's business and operations;
•	the intention to grow the business and operations of the Company;
•	expectations with respect to the advancement of the Company's products and services, including the underlying technology;
•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Company's existing customer base;
•	the estimated market value of the potential connected commercial buildings and industrial sites the Company could service;
•	the acceptance by customers and the marketplace of the Company's products and solutions;
•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Company's products;
•	the ability to successfully leverage current and future strategic partnerships and alliances;
•	the anticipated trends and challenges in the Company's business and the markets and jurisdictions in which the Company operates;
•	the ability to obtain capital;
•	the competitive and business strategies of the Company;
•	sufficiency of capital; and
•	general economic, financial market, regulatory and political conditions in which the Company operates.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

34 | Management's Discussion and Analysis

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 31 to 44 of the Company's annual information form dated April 12 , 2021. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this MD&A, the Company has made certain assumptions, including, but not limited to:

•	the Company will be able to successfully consolidate acquired businesses with the Company's existing operations;
•	the Company will be able to incorporate acquired technologies into its AssetCare platform;
•	the Company will be able to realize synergies with acquired businesses;
•	the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition;
•	the Company will continue to comply with regulatory requirements;
•	the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business;
•	development activities and wide-spread acceptance of the use of AI;
•	no significant changes to our effective tax rate, recurring revenue, and number of shares outstanding;
•	the Company will be able to scale its services and reach all potential markets;
•	the estimated number of connected commercial buildings and industrial sites the Company can service is accurate;
•	key personnel will continue their employment with the Company, and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost-efficient manner; and general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this MD&A are made as of the date of this MD&A. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

35 | Management's Discussion and Analysis

TSX-V: MCLD OTCQB: MCLDF

mCloud

mcloudcorp.com
PHONE: 1.866.420.1781
EMAIL: ir@mcloudcorp.com